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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


                      SECURITY FIRST CORP.
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                        (Name of Issuer)

             Common Stock, par value $.01 per share
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                 (Title of Class of Securities)

                          81425K 10 2
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                         (CUSIP Number)

                      Charles F. Valentine
         10569 Ridgewater Drive, Painesville, OH 44077
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(Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                         April 10, 1996
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission, See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                         SCHEDULE 13D

CUSIP No. 81425K 10 2

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Charles F. Valentine - ###-##-####
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                       (b) __
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                        __
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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     NUMBER OF      7.   SOLE VOTING POWER
                         196,326
     SHARES         -----------------------------------------
                    8.   SHARED VOTING POWER
     BENEFICIALLY        4,072
                    -----------------------------------------
     OWNED BY       9.   SOLE DISPOSITIVE POWER
                         196,326
     EACH REPORTING -----------------------------------------
                    10.  SHARED DISPOSITIVE POWER
     PERSON WITH         4,072
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,398
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN  SHARES                                           __

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.03%
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14.  TYPE OF REPORTING PERSON

     IN
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Item 1.  Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Shares") of Security First Corp. ("Security"), a Delaware chartered thrift institution holding company. The address of Security's office is 1413 Golden Gate Boulevard, Mayfield Heights, Ohio 44124.

Item 2.  Identity and Background

     The name and business address of the person filing this statement is Charles F. Valentine, 10569 Ridgewater Drive, Concord, Ohio 44077. Mr. Valentine is the Chairman and Chief Executive Officer of Security. During the last five years, Mr. Valentine has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Valentine is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     During the last 60 days, Mr. Valentine has effected the following transactions using personal funds:

     On March 13, 1996, Mr. Valentine exercised his option to acquire 52,100 shares of the Company's stock for an exercise price of $1.67 per share, realizing a value of $553,338.

     Mr. Valentine is a participant in the Company's 401(k) Plan and received allocations under such Plan equal to 78.566 shares as of a Plan Statement dated March 31, 1996.

     Mr. Valentine is a participant in the Company's Dividend Reinvestment Plan and on March 29, 1996, Mr. Valentine received 192.598 shares under this plan.

     On April 10, 1996, Security acquired First Kent Financial Corporation ("First Kent") and the 300 shares Mr. Valentine owned in First Kent were exchanged for 510 shares of Security.

Item 4.  Purpose of Transaction

     All of the shares purchased by Mr. Valentine were acquired for investment. Mr. Valentine may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Security for investment, or dispose of shares of Security. As Chairman of Security, Mr. Valentine regularly explores potential actions and transactions which may be advantageous to Security, including possible mergers, acquisitions, reorganizations, or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of Security.

     Except as noted above with respect to Mr. Valentine's activities on behalf of Security, Mr. Valentine has no plans or proposals which relate to or would result in:

     a) the acquisition by any person of additional securities of Security, or the disposition of securities by Security;
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     b)   an extraordinary corporate transaction, such as a merger,
          reorganization or liquidation, involving Security;

     c)   a sale or transfer of a material amount of assets of Security;

     d) any change in the present Board of Directors or management of Security, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     e) any material change in the present capitalization or dividend policy of Security;

     f) any other material change in Security's business or corporate structure;

     g) changes in Security's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Security by any person;

     h) causing a class of securities of Security to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i) a class of equity securities of Security becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     j)   any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     As a result of the issuance of 1,397,508 shares of Security stock in connection with the acquisition of First Kent, Mr. Valentine is no longer an over 5% stockholder of Security.

     Mr. Valentine owns beneficially an aggregate of 200,398 shares of Security common stock, constituting 4.03% (this percentage is calculated by adding the number of options which Mr. Valentine may exercise to the number of shares issued and outstanding) of the number of shares of such common stock outstanding on the date hereof. Such amount includes 94,082 shares Mr. Valentine owns directly, with sole voting and investment power, 32,100 shares held in a living trust for the benefit of Mr. Valentine, 25,000 shares held in a living trust for the benefit of Mr. Valentine's wife, 4,072 shares held in Security's 401(k) Plan which have been allocated to Mr. Valentine, 684 shares subject to conversion rights with respect to eight of Security's Convertible Subordinated Debentures and 44,460 shares which Mr. Valentine has the right to acquire with respect to the exercise of stock options.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares held by Mr. Valentine.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Valentine and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Security common

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stock beneficially owned by Mr. Valentine is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such shares (excluding standard default and similar provisions contained in loan agreements).

Item 7.  Material to be Filed as Exhibits

     None.

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                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                        May 23, 1995
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                                             Date

                              (s) Charles F. Valentine
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                              Charles F. Valentine, Chairman